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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 5

                           RenaissanceRe Holdings Ltd.
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
                         (Title of Class of Securities)

                                    G7496G103
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages

---------------------------                         ----------------------------
CUSIP No.  G7496G103                 13G            Page  2    of  7   Pages
          -----------------                              -----    ----
---------------------------                         ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Warburg, Pincus Investors, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [x]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,874,966
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
       WITH
                            -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,874,966
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,874,966
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                           --------------------------
CUSIP No.   G7496G103                13G              Page  3     of  7   Pages
          -----------------                                ------    ----
---------------------------                           --------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Warburg, Pincus & Co.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [x]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
---------- ---------------------------------------------------------------------

                         5  SOLE VOTING POWER

                            52,162
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,874,966
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 52,162

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,874,966
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,927,128
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.   G7496G103                13G              Page  4    of  7    Pages
          ----------------                                 -----    -----
--------------------------                            --------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [x]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,874,966
     OWNED BY
       EACH          ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,874,966
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,874,966
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

          This Amendment No. 5 amends the Schedule 13G initially filed by the Reporting Entities on February 8, 1996 (as amended, the "Schedule 13G"), relating to the Common Shares, par value $1.00 per share (the "Common Shares"), of RenaissanceRe Holdings Ltd., a Bermuda company, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13G.

         Introductory Note.
         ------------------

          The Reporting Entities are hereby reporting a change in their beneficial ownership of the Common Shares caused by the distribution on April 23, 1998, by Warburg, Pincus Investors ("WPI") of an aggregate of 998,436 Common Shares to the limited and general partners of WPI. The sole general partner of WPI, Warburg, Pincus & Co., a New York general partnership ("WP"), in turn distributed a portion of the shares of Common Stock it received to its partners (collectively, the "Distribution"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages WPI. As a result of the Distribution, WPI directly owns 2,874,966 Common Shares and WP directly owns 52,162 Common Shares. With respect to such Common Shares now owned directly by WP, this Amendment is being filed solely to reflect a change in ownership from indirect to direct.

          As a result of such transactions, the percentage of Common Stock that may be deemed to be beneficially owned by the Reporting Entities has decreased from 17.3% to 12.6% in the case of WPI and EMW LLC, and from 17.3% to 13.0% in the case of WP.

Item 4.  Ownership
         ---------

          Item 4 of the Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

Item 4.             Ownership of WP:
                    ---------------

                    (a)   2,927,128 Common Shares, as of
                          April 30, 1998.
                    (b)   13.0%
                    (c)   (i)    52,162
                          (ii)    2,874,966
                          (iii)  52,162
                          (iv)    2,875,966




                                Page 5 of 7 Pages

                                   Ownership of WPI and EMW LLC:

                                   (a)  2,874,966 Common Shares, as of
                                        April 30, 1998.
                                   (b)  12.6%
                                   (c)  (i)      -0-
                                        (ii)     2,874,966
                                        (iii)    -0-
                                        (iv)     2,874,966





                                Page 6 of 7 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1998

                                            WARBURG, PINCUS INVESTORS, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner


                                            By:      /s/ Stephen Distler
                                                     Name:   Stephen Distler
                                                     Title:  Partner


                                            WARBURG, PINCUS & CO.


                                            By:      /s/ Stephen Distler
                                                     Name:   Stephen Distler
                                                     Title:  Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By:      /s/ Stephen Distler
                                                     Name:   Stephen Distler
                                                     Title:  Member



                                Page 7 of 7 Pages